# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DiaMedica Therapeutics Inc., CIK 0001401040
CUSIP: 25253X207
Title of class of securities: Voting common shares, no par value per share
Address of issuer's principal executive offices: 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota (MN), 55305
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-003946
Filed by CIK 0001411512

## Reporting persons
- Dialectic Life Sciences SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dialectic LS Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dialectic Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dialectic Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John Fichthorn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 153,983; shared voting power 0; sole dispositive power 153,983; shared dispositive power 0; aggregate amount beneficially owned 153,983 (0.3% of the class)

## Item 1. Issuer
Name of issuer: DiaMedica Therapeutics Inc.
Address of issuer's principal executive offices: 301 CARLSON PARKWAY, SUITE 210, MINNEAPOLIS, MN, 55305

## Item 2. Person Filing
Name of person filing:
Dialectic Life Sciences SPV LLC
Dialectic LS Manager LLC
Dialectic Capital Management, LP
Dialectic Partners, LLC
John Fichthorn
Address of principal business office or, if none, residence:
Dialectic Life Sciences SPV LLC
119 ROWAYTON AVENUE, 2ND FLOOR, NORWALK, CT, 06853

Dialectic LS Manager LLC
119 ROWAYTON AVENUE, 2ND FLOOR, NORWALK, CT, 06853

Dialectic Capital Management, LP
119 ROWAYTON AVENUE, 2ND FLOOR, NORWALK, CT, 06853

Dialectic Partners, LLC
2ND FLOOR 119 ROWAYTON AVE, NORWALK, CT, 06853

John Fichthorn
119 ROWAYTON AVENUE, 2ND FLOOR, NORWALK, CT, 06853
Citizenship:
Dialectic Life Sciences SPV LLC - Delaware
Dialectic LS Manager LLC - Delaware
Dialectic Capital Management, LP - Delaware
Dialectic Partners, LLC - Delaware
John Fichthorn - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Dialectic Life Sciences SPV LLC - 0
Dialectic LS Manager LLC - 0
Dialectic Capital Management, LP - 0
Dialectic Partners, LLC - 0
John Fichthorn - 153,983
Percent of class:
Dialectic Life Sciences SPV LLC - 0.0%
Dialectic LS Manager LLC - 0.0%
Dialectic Capital Management, LP - 0.0%
Dialectic Partners, LLC - 0.0%
John Fichthorn - 0.3%
Sole power to vote or to direct the vote:
Dialectic Life Sciences SPV LLC - 0
Dialectic LS Manager LLC - 0
Dialectic Capital Management, LP - 0
Dialectic Partners, LLC - 0
John Fichthorn - 153,983
Shared power to vote or to direct the vote:
Dialectic Life Sciences SPV LLC - 0
Dialectic LS Manager LLC - 0
Dialectic Capital Management, LP - 0
Dialectic Partners, LLC - 0
John Fichthorn - 0
Sole power to dispose or to direct the disposition:
Dialectic Life Sciences SPV LLC - 0
Dialectic LS Manager LLC - 0
Dialectic Capital Management, LP - 0
Dialectic Partners, LLC - 0
John Fichthorn - 153,983
Shared power to dispose or to direct the disposition:
Dialectic Life Sciences SPV LLC - 0
Dialectic LS Manager LLC - 0
Dialectic Capital Management, LP - 0
Dialectic Partners, LLC - 0
John Fichthorn - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are owned by advisory clients of Dialectic Capital Management, LP and/or its related persons' proprietary accounts. Other than the reporting persons listed herein, none of such persons may be deemed to beneficially own more than 5% of the Voting common shares, no par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Dialectic Life Sciences SPV LLC: By: /s/ Dialectic LS Manager LLC, its Managing Member, John Fichthorn / Managing Member of the Managing Member (02/17/2026)
- Dialectic LS Manager LLC: By: /s/ John Fichthorn, John Fichthorn / Managing Member (02/17/2026)
- Dialectic Capital Management, LP: By: /s/ Dialectic Partners, LLC, its General Partner, John Fichthorn / Managing Member of the General Partner (02/17/2026)
- Dialectic Partners, LLC: By: /s/ John Fichthorn, John Fichthorn / Managing Member (02/17/2026)
- John Fichthorn: By: /s/ John Fichthorn, John Fichthorn (02/17/2026)